 Exhibit 99.2

Esports Entertainment Group, Inc.

Compensation Committee Charter

Purpose

The Compensation Committee of the Board (the “Compensation Committee”) of Esports Entertainment Group, Inc. sets compensation levels for the Chief Executive Officer (“CEO”), all other senior executive officers of the Company and members of the Company’s Board of Directors, establishes compensation, incentive and benefit plans for such individuals and approves payments under such incentive plans.

The Compensation Committee is also responsible for selecting the recipients of stock options, establishing the timing of grants, and setting the option exercise price within the terms of the Option Plan, if any.

The Compensation Committee’s compensation policies are designed to attract and retain highly skilled individuals, reward outstanding individual performance, encourage cooperative team efforts and provide an incentive to enhance long term stockholder value.

In establishing salaries for the Company’s Chief Executive Officer, other executive officers and directors, consideration is given to salary ranges for comparable positions in similar size companies. Data for such comparisons is obtained from nationwide surveys conducted by independent compensation consulting firms and from reviewing other companies’ compensation information included in their proxy statements.

In setting salaries within competitive ranges, the Compensation Committee considers performance related factors including the Company’s overall results during the past year and its performance relative to a budgeted plan or stated objectives. Consideration also is given to an individual’s contribution to the Company and the accomplishments of departments for which that officer has management responsibility. Potential for future contributions to the Company is also taken into account for all executive officers and directors.

Membership

The membership of the Compensation Committee consists of at least three directors, two of whom are independent. The members of the Compensation Committee are elected by the Board at its annual meeting held in conjunction with the annual shareholders meeting. Members of the Compensation Committee shall hold their office until their successors are duly elected and qualified, or until such member’s earlier resignation or removal. The Board shall have the power at any time to remove from or add to the membership of the Compensation Committee and to fill vacancies, subject to the independence requirements referred to above. Unless a Chairperson is elected by the full Board, the members of the Compensation Committee may designate a Chairperson by majority vote of the full Compensation Committee membership.

Operations

The Compensation Committee meets at least two times a year. Additional meetings may occur as the Compensation Committee or its Chairperson deems advisable. The Committee will cause to be kept, adequate minutes of all its proceedings, and will report its actions to the next meeting of the Board. Compensation Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent. The Compensation Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

Authority

The Compensation Committee will have the resources and authority necessary to discharge its duties and responsibilities, including the authority to retain outside counsel or other experts or consultants, as it deems appropriate. Any communications between the Compensation Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Compensation Committee will take all necessary steps to preserve the privileged nature of those communications.

Responsibilities

The Compensation Committee will have the follows duties, consistent with applicable law:

Compensation Levels for Executive Officers and Directors

●	Review and approve goals and objectives of the CEO and executive management in consultation with the full Board, evaluate CEO, executive officers and directors’ performance in light of those objectives, and set CEO and executive management compensation levels consistent with those objectives.

●	Review and approve the consideration paid to non-employee directors for any annual retainers and/or meeting fees. No member of the Compensation Committee will act to fix his or her own compensation except for uniform compensation paid to all directors for their services as such.

●	Review and approve compensation packages for new executive officers and directors and termination packages for the same and other company employees as requested by management.

●	Review and approve the awards made under any executive officer bonus plan, and provide an appropriate report to the Board.

Compensation Plans

●	Review the competitiveness of the Company’s executive compensation programs and director compensation to: (a) attract and retain qualified individuals, (b) provide motivation to achieve the Company’s business objectives, and (c) align the interest of key leadership with the long-term interests of the Company’s shareholders.

●	Review trends in management and director compensation, oversee the development of new compensation plans and, when necessary, approve the revision of existing plans.

●	Review and make recommendations concerning long-term incentive compensation plans, including the use of stock options and other equity-based plans. Except as otherwise delegated by the Board, the Compensation Committee will act on behalf of the Board as the “Committee” established to administer equity-based and employee benefit plans, and as such will discharge any responsibilities imposed on the Committee under those plans, including making and authorizing grants, in accordance with the terms of those plans.

Planning

●	Review and discuss with the Board and senior officers plans for officer development and corporate succession plans for the CEO and other senior officers.

●	Review periodic reports from management on matters relating to the Company’s personnel appointments and practices.

●	Produce an annual Report of the Compensation Committee on Executive and Director Compensation for the Company’s annual proxy statement.

●	Annually evaluate the Compensation Committee’s performance and this Charter.

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